Exhibit 99.1

CureVac Announces Financial Results and Business Updates for the Third Quarter and First Nine Months of 2020

•	COVID-19 prophylactic vaccine candidate: CVnCoV on track for advanced clinical testing

○	Interim Phase 1 data showed generally good tolerability for CVnCoV and strong antibody responses in addition to first indication of T cell activation

○	Stability confirmed for at least three months at standard refrigerator temperature and for up to 24 hours at room temperature

○	Pivotal Phase 2b/3 to be initiated shortly with 12µg dose

•	Agreement with European Commission to supply 225 million doses of CVnCoV and an option for an additional 180 million doses

•	Building a strong European manufacturing network to supply up to 300 million doses by end of 2021 and up to 600 million doses by the end of 2022

•	Phase 1 results for oncology lead candidate, CV8102, confirm tolerability and responses in additional cancer indication

•	Financials: Cash position of €892 million as of September 30, 2020

TÜBINGEN, Germany/ BOSTON, USA – November 30, 2020 – CureVac N.V. (Nasdaq: CVAC), a clinical-stage biopharmaceutical company developing a new class of transformative medicines based on messenger ribonucleic acid (“mRNA”), today announced business updates and financial results for the third quarter and first nine months of 2020.

“The first nine months of 2020 have been a transformative time for us at CureVac and also for the world around us,” said Franz-Werner Haas, Chief Executive Officer of CureVac. “From the very start of the year, we made it a priority to address COVID-19. Over the first nine months of 2020, we have remained focused on the development of our mRNA-based vaccine candidate to help stop the spread of this severe disease. Our team’s tremendous efforts were reflected in the positive Phase 1 interim data in early November as well as positive stability data, which indicates that our vaccine remains stable for at least three months at refrigerator temperature, and up to 24 hours at room temperature. These advancements, combined with our recent Advanced Purchase Agreement with the European Commission to supply 225 million doses of CVnCoV and an option for an additional 180 million doses, are highly promising for the anticipated large-scale vaccination efforts.”

“The achievement of our financial milestones to date in 2020 has put us in a favorable financial position,” said Pierre Kemula, Chief Financial Officer of CureVac. “Proceeds of our successful IPO, additional investments and a grant from the German government allow us to expand the business, advance the clinical development of our COVID-19 vaccine candidate, CVnCoV, and support the ramp up of our manufacturing capacity in the coming months. For the remainder of 2020 and moving into 2021, we are focused on supporting CVnCoV commercialization and developing our unique technology platform across our clinical pipeline.”

Selected Business Updates for the Third Quarter and First Nine Months of 2020

Prophylactic Vaccines

CVnCoV - Covid-19 Vaccine Candidate

Phase 1 In June 2020, CureVac entered into a clinical Phase 1 dose escalation trial at clinical sites in Germany and Belgium to assess safety, reactogenicity and immunogenicity of CVnCoV. On November 10, 2020, the company reported detailed interim data based on more than 250 study participants tested in the dose range of 2µg to 12µg.

The interim data showed that CVnCoV was generally well tolerated and induced strong binding and virus-neutralizing antibody responses across all tested doses. First indication of T cell activation was detected, and full T cell analysis will follow before the end of 2020. The quality of the immune response was found to be comparable to recovered COVID-19 patients, mimicking the immune response after natural COVID-19 infection. The data support advancement of the 12µg dose into a pivotal Phase 2b/3 trial. Detailed data can be accessed through a manuscript available on the medRxiv pre-print server.

Phase 2a In September 2020, CureVac entered into a clinical Phase 2a study in Peru and Panama to further expand the clinical database of CVnCoV in a geographical environment with a high incidence of COVID-19 infection. The study includes individuals between 18 and 60 years old, but focuses on adults older than 60 years to further confirm safety and evaluate reactogenicity in this age group. The study will enroll approximately 690 individuals and includes testing at the 12µg dose.

Phase 2b/3 Contingent on regulatory approval, CureVac plans to initiate a pivotal Phase 2b/3 study of more than 35,000 individuals shortly. The Phase 2b component will assess safety, reactogenicity and immunogenicity in study participants stratified according to age (>18 and >60 years old), initially at clinical testing sites in Europe and South America. The Phase 3 component will further assess safety and efficacy. If CureVac gains authorization to initiate the pivotal trial, an interim analysis could be carried out within the first quarter of 2021.

Stability Study On November 12, 2020, CureVac announced initial data from its ongoing CVnCoV stability study. The data shows that CVnCoV remained stable and within defined analytical specifications for at least three months when stored at a standard refrigerator temperature of +5°C (+41°F), and for up to 24 hours at room temperature as a ready-to-use vaccine.

The stability profile has the potential to be compatible with existing standard cold chain logistics. This will support large-scale vaccination efforts by enabling decentralized storage and positively impacting immunization cost and waste. The stability study is ongoing with the goal to further evaluate the potential for a longer commercial product shelf-life.

Commercialization of COVID-19 vaccine candidate, CVnCoV

On November 17, 2020, the European Commission announced the approval of a contract for the initial purchase of 225 million doses of CureVac’s COVID-19 vaccine candidate, CVnCoV, including the option to request an additional 180 million doses on behalf of the European Union member states. CureVac is the fifth company to finalize an agreement with the European Commission. The doses will be supplied once CVnCoV has proven to be safe and effective against COVID-19. CureVac will receive an upfront payment to support the advanced clinical development of CVnCoV and the current expansion of its manufacturing network, as well as market launch and supply preparations.

Manufacturing of COVID-19 vaccine candidate, CVnCoV

CureVac currently operates three Good Manufacturing Practice (GMP) certified suites. Capacity of the third GMP suite is currently dedicated to the COVID-19 vaccine candidate, CVnCoV, to supply the ongoing Phase 1 and Phase 2a clinical trials, the planned pivotal Phase 2b/3 trial, as well as potential early commercialization activities. A fourth GMP facility is currently in development to handle all manufacturing steps from starting material to formulation, operating at industry scale to support future commercial launches.

On July 6, 2020, CureVac announced the closing of a €75 million loan agreement with the European Investment Bank to support the company’s efforts to expand existing GMP-certified production capabilities and accelerate the completion of the fourth production site.

On November 17, 2020, CureVac announced that it is building an integrated European vaccine manufacturing network with highly experienced Contract Development and Manufacturing Organization (CDMO) partners for each major manufacturing step. This strategy further strengthens the clinical development of CVnCoV, the preparations for a potential launch and rapid market supply. Based on the selection of a 12µg dose to move into advanced clinical trials, the manufacturing network will significantly increase the existing capacity to provide up to 300 million doses of CVnCoV in 2021 and up to 600 million doses in 2022.

GlaxoSmithKline Collaboration Agreement

In July 2020, CureVac entered into a Collaboration and License Agreement with GSK, one of the industry’s leading vaccine experts. Within the scope of the agreement, the companies will combine their respective mRNA expertise to collaborate on development opportunities across a range of infectious disease pathogens, selected with the potential to best leverage the advantages of this platform technology, while addressing significant unmet medical need and economic burden.

The strategic technology collaboration encompasses mRNA-based vaccines and monoclonal antibodies targeting infectious disease pathogens. Under the terms of the deal, GSK made an equity investment in CureVac of €150m and an upfront cash payment of €120m. CureVac is eligible to receive development and regulatory milestone payments, commercial milestone payments and tiered royalties on product sales.

Oncology

CV8102 – Cancer immuno-modulator in solid tumors

Phase 1 On November 9 at the Society for Immunotherapy of Cancer (SITC) conference, CureVac presented updated data from the ongoing Phase 1 dose-escalation study of its lead oncology product candidate. The study assesses tolerability as well as activity of CV8102 in the dose range of 25 to 900µg as a single agent, and in combination with systemic anti-PD-1 antibodies for the intra-tumoral treatment of four types of solid tumors: cutaneous melanoma, adenoid cystic carcinoma, squamous cell carcinoma of skin and squamous cell carcinoma of head and neck. CV8102 showed an acceptable tolerability with adverse events mainly accumulating around mild to moderate fever, fatigue, chills and headache.

Following a first data presentation at the American Society of Clinical Oncology (ASCO) in April 2020, the data presented at SITC (Cut-off was October 5, 2020) featured 29 patients treated with CV8102 as a single agent and 21 patients treated with CV8102 in combination with anti-PD-1 antibodies. The formerly observed objective tumor responses in two melanoma patients, and two additional patients with a stable disease, including shrinkage of non-injected lesions in the single agent cohort, were extended by a new partial response observed in a patient with cutaneous squamous cell carcinoma pre-treated with anti-PD-1. This observation expanded activity from melanoma into a second indication. Additionally, the first RECIST response in the PD-1 combination cohort was observed in a PD-1 refractory melanoma patient with regression of non-injected lesions in the lung and liver. CureVac plans to initiate an expansion cohort in early 2021.

Financial Update for the Third Quarter and First Nine Months of 2020

Cash Position

Cash increased from €30.7 million as of December 31, 2019 to €892.4 million as of September 30, 2020, mainly due to the €559.3 million raised in the 2020 Private Investment in July 2020, along with €192.9 million in proceeds, net of underwriting discounts and commission, from CureVac’s initial public offering (IPO) on the Nasdaq in August 2020, €100 million from the August 2020 concurrent private placement to Dietmar Hopp and the €120 million non-refundable upfront payment received from GSK.

Revenues

Revenue was €5.2 million and €42.8 million for the three and nine months ended September 30, 2020, respectively, representing an increase of €4.1 million and €32.2 million, or 371% and 304%, from €1.1 million and €10.6 million for the same periods in 2019, respectively.

These increases were primarily driven by the following events: in July 2020, GlaxoSmithKline plc (GSK) and CureVac signed a strategic collaboration agreement for the research, development, manufacturing and commercialization of mRNA-based vaccines and monoclonal antibodies targeting infectious disease pathogens. In addition to an equity investment of €150 million, made as part of the 2020 Private Investment, GSK made a non-refundable upfront payment of €120 million, which has been deferred and recognized as a contract liability. For the three months ending September 30, 2020, €3.7 million was released from contract liabilities and recognized as revenues. In June 2020, CureVac and Eli Lilly terminated the License and Collaboration Agreement dated November 29, 2017, as well as the Early Clinical Supply Agreement dated July 5, 2018 and related Quality Agreement dated June 29, 2018. As a result, on the termination date, €33.1 million in contract liabilities from an upfront payment was recognized as revenue as no further associated performance obligations remained.

Operating result

Operating loss was €36.8 million and €63.2 million for the three and nine months ended September 30, 2020, respectively, representing an increase of €17.6 million and a decrease of €1.2 million, or an increase of 92% and a decrease of 2%, from -€19.2 million and -€64.4 million for the same periods in 2019, respectively. The decreased operating loss was mainly driven by recognition of the €33.1 million in contract liabilities upon termination of the Eli Lilly collaboration, offset by higher research and development costs, primarily due to high costs for CVnCoV R&D activities, including research material manufacturing expenses, which began in 2020. This decrease was partially offset by a decrease in cost of sales during both of these periods in 2020 as compared to 2019 due to lower set-up activities and lower product manufacturing for our collaboration partners. The increase of the other operating income was driven by higher cost reimbursements received from CEPI.

Financial Result

Financial result was €0.1 million and -€9.4 million for the three and nine months ended September 30, 2020, respectively, representing no change compared to the first three months in the same period of 2019 and a decrease of €9.6 million from €0.2 million for the nine months ended in September 2019, respectively. Financial result for the nine months ended September 30, 2020, contains mainly interest for the convertible loans, which were fully repaid, including interest, in August 2020, partially offset by foreign exchange gains.

Net loss

Net loss was €36.8 million and €71.0 million for three and nine months ended September 30, 2020, or a loss of €0.24 and €0.61 per share (on a basic and diluted basis), respectively, compared to a net loss of €18.4 million and €63.9 million, or loss of €0.19 and €0.66 per share (on a basic and diluted basis), in the same respective periods of 2019.

Conference Call and Webcast

CureVac will host an analyst and investor webcast and conference call on Monday, November 30, 2020, at 4:00 p.m. CET / 10:00 a.m. EST). The live conference call dial-in details and webcast link can be accessed via the Investor Relations section of the CureVac homepage at https://www.curevac.com/en/newsroom/events/ Corresponding presentation slides will be posted shortly before the start of the webcast. A replay will be made available at this website after the event.

About CVnCoV

CureVac began development of its mRNA-based COVID-19 vaccine candidate in January 2020. The compound is an optimized, non-chemically modified mRNA, encoding the pre-fusion stabilized full-length spike protein of the SARS-CoV-2 virus. Phase 1 and 2a clinical trials of CVnCoV began in June and September 2020, respectively. Phase 1 interim data reported in November 2020 showed that CVnCoV was generally well tolerated across all tested doses and induced strong antibody responses in addition to first indication of T cell activation. The quality of immune response was comparable to recovered COVID-19 patients, mimicking the immune response after natural COVID-19 infection. The data support CureVac’s decision to advance a 12µg dose in its upcoming pivotal Phase 2b/3 study, which CureVac plans to initiate before the end of 2020. Clinical trial material is provided by the company’s substantial production capacities for mRNA vaccines at its headquarters in Tübingen, supported by the current expansion of manufacturing capacities to allow for broad-scale manufacturing of CVnCoV for potential commercial supply preparedness.

About CureVac

CureVac is a global clinical-stage biopharmaceutical company in the field of messenger RNA (mRNA) technology, with more than 20 years of expertise in developing and optimizing the versatile biological molecule for medical purposes. The principle of CureVac's proprietary technology is the use of non-chemically modified mRNA as a data carrier to instruct the human body to produce its own proteins capable of fighting a broad range of diseases. Based on its proprietary technology, the company has built a deep clinical pipeline across the areas of prophylactic vaccines, cancer therapies, antibody therapies, and the treatment of rare diseases. CureVac had its initial public offering on the New York Nasdaq in August 2020. It is headquartered in Tübingen, Germany, and employs more than 500 people at its sites in Tübingen, Frankfurt, and Boston, USA. Further information can be found at www.curevac.com.

CureVac Media Contact

Thorsten Schüller, Vice President Communications

CureVac, Tübingen, Germany

T: +49 7071 9883-1577

thorsten.schueller@curevac.com

CureVac Investor Relations Contact

Dr. Sarah Fakih, Vice President Investor Relations

CureVac, Tübingen, Germany

T: +49 7071 9883-1298

M: +49 160 90 496949

sarah.fakih@curevac.com

Forward-Looking Statements

This press release contains statements that constitute “forward looking statements” as that term is defined in the United States Private Securities Litigation Reform Act of 1995, including statements that express the opinions, expectations, beliefs, plans, objectives, assumptions or projections of CureVac (the “company”) regarding future events or future results, in contrast with statements that reflect historical facts. Examples include discussion of the company’s strategies, financing plans, growth opportunities and market growth. In some cases, you can identify such forward-looking statements by terminology such as “anticipate,” “intend,” “believe,” “estimate,” “plan,” “seek,” “project~~,~~” or “expect,” “may,” “will,” “would,” “could,” “potential,” “intend,” or “should,” the negative of these terms or similar expressions. Forward-looking statements are based on management’s current beliefs and assumptions and on information currently available to the company. However, these forward-looking statements are not a guarantee of the company’s performance, and you should not place undue reliance on such statements.  Forward-looking statements are subject to many risks, uncertainties and other variable circumstances, including negative worldwide economic conditions and ongoing instability and volatility in the worldwide financial markets, ability to obtain funding, ability to conduct current and future preclinical studies and clinical trials, the timing, expense and uncertainty of regulatory approval, reliance on third parties and collaboration partners, ability to commercialize products, ability to manufacture any products, possible changes in current and proposed legislation, regulations and governmental policies, pressures from increasing competition and consolidation in the company’s industry, the effects of the COVID-19 pandemic on the company’s business and results of operations, ability to manage growth, reliance on key personnel, reliance on intellectual property protection, ability to provide for patient safety, and fluctuations of operating results due to the effect of exchange rates or other factors. Such risks and uncertainties may cause the statements to be inaccurate and readers are cautioned not to place undue reliance on such statements. Many of these risks are outside of the company’s control and could cause its actual results to differ materially from those it thought would occur. The forward-looking statements included in this press release are made only as of the date hereof. The company does not undertake, and specifically declines, any obligation to update any such statements or to publicly announce the results of any revisions to any such statements to reflect future events or developments, except as required by law.

For further information, please reference the company’s reports and documents filed with the U.S. Securities and Exchange Commission (SEC). You may get these documents by visiting EDGAR on the SEC website at www.sec.gov.

CureVac N.V.

Condensed Consolidated Balance Sheet

	September 30,	December 31,
(in € thousands)	2020	2019
	(unaudited)
Assets
Non-current assets
Intangible assets	10.138	5.698
Property, plant and equipment	59.364	48.075
Right-of-use assets	34.693	13.611
Other assets	2.147	6.061
Deferred tax assets	65	-
Total non-current assets	106.407	73.445
Current assets
Inventories	1.426	6.197
Trade receivables	-	15.690
Contract assets	535	1.463
Other financial assets	1.129	1.458
Prepaid expenses and other assets	20.011	1.683
Cash and cash equivalents	892.399	30.684
Total current assets	915.500	57.175
Total assets	1.021.907	130.620
Equity and liabilities
Equity
Issued capital	21.560	11.603
Capital reserve	1.326.766	461.520
Accumulated deficit	(586.922)	(515.947)
Other comprehensive income	(54)	22
Total equity	761.350	(42.802)
Non-current liabilities
Convertible loans	-	65.018
Lease liabilities	27.724	12.126
Contract liabilities	121.778	66.040
Deferred tax liabilities	-	1.623
Other liabilities	530	529
Total non-current liabilities	150.032	145.336
Current liabilities
Lease liabilities	2.921	2.004
Trade and other payables	50.225	6.475
Other liabilities	27.052	12.015
Income taxes payable	130	111
Contract liabilities	30.197	7.481
Total current liabilities	110.525	28.086
Total liabilities	260.557	173.422
Total equity and liabilities	1.021.907	130.620

CureVac N.V.
Condensed Consolidated Profit and Loss Statement

	Nine Months ended September 30,		Three Months ended September 30,
	2020	2019	2020	2019
(in € thousands)	(unaudited)		(unaudited)
Revenue	42.830	10.600	5.162	1.096
Cost of sales	(7.049)	(18.872)	(1.973)	(6.999)
Selling and distribution expenses	(809)	(485)	200	24
Research and development expenses	(76.337)	(30.665)	(34.570)	(5.349)
General and administrative expenses	(33.147)	(28.504)	(9.422)	(9.124)
Other operating income	11.695	3.838	3.964	1.333
Other operating expenses	(357)	(339)	(119)	(126)
Operating loss	(63.174)	(64.427)	(36.758)	(19.145)
Finance income	5.103	3.133	3.873	1.422
Finance expenses	(14.519)	(2.924)	(3.805)	(1.281)
Loss before income tax	(72.590)	(64.218)	(36.690)	(19.004)
Income tax benefit/ (expense)	1.615	335	(144)	644
Net loss for the period	(70.975)	(63.883)	(36.834)	(18.360)